CTDC Leads Rooftop Solar Development in China

— GCL-Poly Invests in CTDC’s Expansion in the USA and China

HONG KONG – January 17, 2012 — China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a growing clean energy group that provides solar energy products and solutions, based in Hong Kong with sales offices in Milan and Frankfurt, and facilities in China announced today that a three-year cooperation framework (“the Framework”) to develop solar projects in the United States and China has been signed among CTDC, CTDC’s wholly-owned subsidiary Sinofield Group Ltd. (“Sinofield”), GCL-Poly Energy Holdings Limited (¡°GCL-Poly”)’s subsidiary GCL-Poly Investment Limited (“GCL-Poly Investment”), and China Merchants Group’s subsidiary China Merchants New Energy Group Limited (“CMNE”). Present at the ceremonial signing session were, among others, Yuning Fu, Chairman of China Merchants Group (“CMG”), Gongshan Zhu, Chairman of the Boards and CEO of GCL-Poly, and Alan Li, Chairman of the boards and CEO of CTDC/Director of Sinofield.

As the world’s leading producer of polysilicon, GCL-Poly has interests in over 21 power plants, including a wind power plant, a 20 MW solar farm in China, and several solar farms operating in the USA. In addition, its two solar parks in the total of 84 MW are currently under construction in the USA.

With a 140 year history, CMG is a forerunner in China’s national industry and commerce. At the end of 2010, CMG’s total assets were about US$50 billion; CMG’s net profit was about US$1.9 billion, ranked the ninth among China’s state-owned enterprises. Through its subsidiaries, CMG boasts having largest existing, in-progress and proposed warehouse rooftop area available in China, with more than three million square meters to develop solar infrastructure. Zhenwei Lu, Executive President of CMNE, said, “We aim to bring a steady supply of solar electricity to our logistics and industrial zone operations, as an innovative solution to upgrade our traditional structure and lead in low carbon development in China.”

Pursuant to the Framework, GCL-Poly and CTDC will jointly develop and invest in solar parks in the USA. In addition, GCL-Poly is to assist CTDC in investing solar parks that are in operation or being installed in the USA.

As a part of the Framework, Sinofield will be the only platform for CMNE to invest into China’s rooftop solar development, with name change to “China Merchants New Energy Holdings Company Limited” after Sionfield’s completion of capital increase. GCL-Poly will contribute to 20% of Sinofield’s increased share capital with HK$48 million (equivalent to US$7.5 million). Simultaneously, CMNE will inject into Sinofield with exclusive rooftop solar development rights of at least 180 MW, amounting to 55% of Sinofield’s increased capital. The exclusive solar development rights in place are mainly comprised of CMNE’s 25 years of exclusive development rights to the warehouse rooftops of three enterprises of CMG:

China Merchants Logistics (www.cml-1872.com)

China Merchants Bonded Logistics Co Ltd. (www.szcmml.com/en/)
China Ocean Shipping Agency Shenzhen (www.penavicosz.com.cn)

The completion of Sinofield’s capital increase is subject to mutually-agreed independent international asset appraisal firm’s assessment, resolutions of the boards, as well as relevant official authorities.

Adding to the proposed terms of transaction, the agreement outlines Sinofield’s plans under the joint efforts to achieve in the next five years at least 500 MW rooftop solar development in China alone, including phases of development, construction, and operation. CTDC and CMNE will be responsible for raising funds for all the rooftop projects to ensue. Meanwhile, GCL-Poly will provide EPC£¨Engineering, Procurement, and Construction£©services to CTDC, including system integration service. GCL-Poly will include at least 100 MW of CTDC’s solar panels per year in its qualified procurement list subject to certain criterions.

“We are very pleased to cooperate with China Merchants Group, a large state-owned enterprise to establish one of the best and the most professional operating platforms for the solar farm business in China,” Gongshan Zhu, Chairman of the Board of Directors of GCL-Poly, commented. “Based on this agreement, GCL-Poly will be able to further increase the market demand for its polysilicon and wafer. Through partnership with strong strategic partners to expand into the system integration and PV rooftop solar farm business in Mainland China and the U.S., we are able to maximise shareholder value. We expect that this cooperation will bring the value of GCL-Poly to the China and U.S. markets, which have enormous business potential.”

“This is the most important milestone to date, as we have firmly positioned ourselves as one of the leading solar parks developers,” said Chairman of the Board of Directors of CTDC, Alan Li. “We are pleased to cooperate with a reputable company such as GCL-Poly to develop solar parks in the USA, as well as in China. Both the USA and China will have the best prospects for the development of solar applications. ”

Rooftop Solar in China
Under China’s 12th Five Year Plan (2011-2015) for renewables, which is being finalized, China’s commercial and industrial rooftop solar is set out to reach 3 GW, as part of overall goal of 15 GW PV installations.

According to China’s Ministry of Finance, BIPV (Building Integrated Photovoltaics) projects in 2012 are eligible for subsidy in RMB 9 per watt, and BAPV (Building Attached Photovoltaics) in RMB7.5 per watt.

For qualified demonstrative PV projects under the “Golden Sun” program, China’s Ministry of Finance has subsidized 50-70 percent of investment for solar power projects per year since 2009, including PV systems, electricity transmission and distribution engineering and etc.

About GCL-Poly Energy Holdings Limited (stock code: 3800.HK)
GCL-Poly Energy Holdings Limited is one of the largest global polysilicon producers, one of the world’s leading wafer suppliers, and a top green energy enterprise in China. Annual polysilicon production capacity reached 46,000 MT at the end of 2011, and the quality of its polysilicon products has reached electronic grade level. The Group’s wafer production capacity achieved 6.5 GW at the end of July of 2011. In addition to the 16 MW in operation in the U.S., the Group owns a 20 MW solar farm in Xuzhou, Jiangsu province. For more information about GCL-Poly, please visit www.gcl-poly.com.hk.

About China Merchants New Energy Group Limited (“CMNE”)
China Merchants New Energy Group Limited, controlled by China Merchants Technology Group, has exclusive development and operation rights to more than one million square meters of warehouse rooftops. For more information, please visit www.cmnechina.com

About China Merchants Group (“CMG”)
China Merchants Group, spanning a history of 140 years, is a state owned corporation of China, with headquarters located in Hong Kong. Reputable CMG’s subsidiaries include China Merchants Holdings (International), China Merchants Bank, China Merchants Securities, China Merchants Property Development, China International Marine Containers and etc. For more information about CMG, please visit the company’s website at www.cmhk.com.

About CTDC

CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.

CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (www.cmhk.com). For more information, please visit www.chinactdc.com

Forward-Looking Statement Disclosure:

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:

Weining Zhang, Chief Communications officer

Anxiang Hu, Senior PR/IR Manager
China Technology Development Group Corporation
Tel: +1 415 358 0899
Email: ir@chinactdc.com
Web: www.chinactdc.com